October 13, 2009

VIA EDGAR AND FACSIMILE

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Parallel Petroleum Corporation Schedule 14D-9 Filed on September 24, 2009 Amendment No. 1 to Schedule 14D-9 Filed on October 1, 2009 SEC File No. 005-39822

Dear Mr. Duchovny:

On behalf of our client, Parallel Petroleum Corporation (“Parallel”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 2, 2009 (the “Comment Letter”), relating to the Schedule 14D-9 of Parallel, filed with the Commission on September 24, 2009 (SEC File No. 005-39822) (the “Schedule 14D-9”), as amended by Amendment No. 1 to the Schedule 14D-9 filed on October 1, 2009. In connection with this response to the Comment Letter, Parallel is filing electronically with the Commission today Amendment No. 2 (“Amendment No. 2”) to the Schedule 14D-9. PLLL Holdings, LLC (the “Parent”), Apollo Management VII, L.P. and PLLL Acquisition Co. (collectively, the “Bidders”) have reviewed this letter and have authorized the responses set forth herein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with Parallel’s response. In addition, please note that in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder we have included information with respect to the Parent’s designees to the Board of Directors of the Company in the Supplement to Information Statement, which is attached as Schedule I to Amendment No. 2. Further, please note that certain additional disclosures have been included in Amendment No. 2 in connection with the execution of a memorandum of understanding relating to the settlement of a number of lawsuits. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Schedule 14D-9.

Also enclosed, for the convenience of the Staff, are two copies of Amendment No. 2 marked to show changes from the relevant portions of the initial filing of the Schedule 14D-9.

Haynes and Boone, LLP

Attorneys and Counselors

2323 Victory Avenue, Suite 700

Dallas, Texas 752 19-7672

Phone: 214.651.5000

Fax: 214.651.5940

Mr. Duchovny

October 13, 2009

Schedule 14D-9

1.	We note that the bidders have negotiated new employment agreements with your Executive Officers and that those individuals will also receive funds from a signing bonus that they are required to invest, in part, in a Parent affiliate. Please provide us your detailed legal analysis explaining why you do not believe the transaction is subject to Rule 13e-3. Include in your analysis your determination of whether the employment agreements are reasonable and customary. Also, please include in your response the analysis of the bidders on the same issue.

Response:

A.	Introduction

We respectfully advise the Staff that, after careful consideration prior to the initial filing of the Schedule 14D-9, Parallel determined that Rule 13e-3 does not apply to the transaction because the transaction does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3) for the reasons set forth below.

B.	Applicable Rule

Rule 13e-3 defines a “Rule 13e-3 transaction” as the purchase of any equity security, or tender offer for any security, by the issuer of such securities or by an affiliate of such issuer. The rule defines an “affiliate” of the issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. With respect to each of Larry C. Oldham, Donald E. Tiffin, Steven D. Foster, John S. Rutherford and Eric A. Bayley (together, the “Executive Officers”), the key question, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, is whether members of management that are affiliates of the issuer can be considered to be affiliates of the purchaser and hence “on both sides of the transaction,” making the purchaser also an affiliate of the issuer. An “important aspect” of the Staff’s analysis in determining if senior management is engaged in a going private transaction is whether management would ultimately (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the surviving company in addition to senior management positions, and (iii) otherwise be in a position to control the surviving company. Section 201.06 of the SEC Compliance and Disclosure Interpretation, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (updated January 26, 2009) (the “Compliance and Disclosure Interpretation”), provides that if the target company’s management received a 20% stake in the surviving company pursuant to a contractual agreement, the Rule 13e-3 disclosure obligations would be triggered. The Staff has also, in Section 201.01 of the Compliance and Disclosure

Mr. Duchovny

October 13, 2009

Interpretation, suggested consideration of the following factors in determining whether a Schedule 13E-3 filing is required: (i) increases in consideration to be received by management, (ii) alterations in management’s executive agreements favorable to management, (iii) the equity participation of management in the surviving corporation, and (iv) the representation of management on the board of the surviving corporation.

C.	Ownership of the Surviving Corporation’s Outstanding Equity Securities

Following the Merger, the Surviving Corporation will be a direct wholly owned subsidiary of Parent. Parent, a limited liability company, will issue certain voting equity interests in Parent as well as non-voting net profits interests, to its members, which will consist of certain Apollo Management entities and a newly formed Parent affiliate (“Management LLC”). Management LLC, a limited liability company, will hold a portion of the non-voting net profits interests issued by Parent as well as a small portion (less than 1%) of the voting equity interests in Parent. The Executive Officers will hold non-voting net profits interests issued by Management LLC, and Mr. Oldham will hold a small portion of voting interests in Management LLC. As a result, the Executive Officers will indirectly hold certain non-voting net profits interests in the Surviving Corporation, and Mr. Oldham will hold voting interests in Management LLC that represent less than 1% of the voting units issued by Parent. All Parallel securities currently held by the Executive Officers will be cashed out and cancelled in connection with the Offer. None of the Executive Officers will have any direct voting equity interest in Parallel post-closing. As a result, Parallel does not believe that the voting interests and net profits interests in Management LLC to be owned by the Executive Officers post-closing should result in the transaction being deemed to be a “Rule 13e-3 transaction.”

D.	None of the Executive Officers Will Hold a Board Seat on the Surviving Corporation’s Board of Directors

Only one of the Executive Officers, Mr. Oldham, currently holds a seat on Parallel’s five member Board of Directors. From and after the date that the Bidders purchase shares in the tender offer, Parent will be entitled to designate a majority of the directors in proportion to its stock ownership. It is currently contemplated that Mr. Oldham will remain on the Board until the effective time of the Merger. From and after the effective time of the Merger, all Board members of the Surviving Corporation will be designated by the Bidders. There currently is no agreement by the Bidders to designate any of the Executive Officers as a director of the Surviving Corporation from and after the effective time of the Merger. The Executive Officers thus will not have control of the Board of Directors of the Surviving Corporation. Furthermore, except as described above, it is not expected that any of the Executive Officers will have executive officer, senior management or board of directors positions with the Bidders, which Bidders will, based upon their equity interests in the Surviving Corporation, ultimately control the Surviving Corporation.

Mr. Duchovny

October 13, 2009

E.	The Executive Officers Will Not Receive Significant Increases in Consideration

None of the Executive Officers currently has an employment agreement. The Bidders and the Executive Officers have entered into term sheets relating to employment agreements to be negotiated and entered into at the consummation of the transaction primarily to ensure continuity of management because the Bidders do not have a management team in place to operate the Surviving Corporation. The compensation to be received by the Executive Officers pursuant to the term sheets is substantially similar to what they currently receive. As described in Schedule 14D-9 under Item 3(a) — Past Contracts, Transactions, Negotiations and Agreements, the Bidders expect that the employment agreements, with respect to years after 2010, will provide for an annual bonus to each Executive Officer under a bonus plan to be adopted by Parent, but these will be linked to performance goals established by the Parent’s Board of Directors. In view of these employment arrangements, the Executive Officers are not receiving significant increases in compensation.

The Commission has noted that it would not view a person as an affiliate of the purchaser solely because that person enters into or agrees to enter into a reasonable and customary employment agreement (See Note 6, Release No. 34-16075, September 7, 1979, Going Private Transactions by Public Companies or Their Affiliates). Parallel believes the compensation to be paid to the Executive Officers as contemplated by the term sheets is reasonable and customary in these circumstances and consistent with the market, particularly given the work that will be required by the Executive Officers in transitioning the business. Parallel engaged, on behalf of the independent directors, Longnecker and Associates, an independent compensation consultant, to assist in determining whether the management arrangements set forth in the term sheets were reasonable and customary and consistent with the market. On September 14, 2009, Longnecker and Associates orally reported its findings to Parallel’s independent directors that the management arrangements set forth in the term sheets are reasonable and customary and consistent with the market. Accordingly, because the Executive Officers are not receiving significant increases in compensation and because the terms of the employment arrangements are reasonable and customary and consistent with the market, Parallel does not believe that the employment arrangements should result in the transaction being deemed a “Rule 13e-3 transaction.”

F.	Conclusion

As a general matter, we respectfully submit that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate. As described in the Release No. 34-17719, April 13, 1981, Interpretive Release relating to Going Private Transactions Under Rule 13e-3, Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose, in part, out of the fact that “[t]he nature of and methods historically utilized in effecting going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer

Mr. Duchovny

October 13, 2009

or its affiliates. This is due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.” As described in Schedule 14D-9 under Item 4(b) — Background, the decision to sell Parallel was made after extensive deliberation over an extensive period of time by Parallel’s Board of Directors, a majority of whom are independent with no connections to, or influence by, the Parent. Parallel’s Board of Directors conducted an extensive sale process, was advised by independent advisors and had arms-length negotiations with the Parent. At the Board’s request, Mr. Oldham recused himself from Parallel’s Board meeting while Longnecker and Associates presented its oral report on the management arrangements.

In summary, the Merger should not be deemed a “Rule 13e-3 transaction” based on the employment arrangements because (i) the Executive Officers will not hold any equity securities in Parallel post-closing and only an immaterial amount of equity securities in a Parent affiliate post-closing, (ii) the terms of the employment arrangements are reasonable and customary and the Executive Officers are not receiving significant increases in income and (iii) the Executive Officers will not control the Surviving Corporation by virtue of Board seats or otherwise. Therefore, we respectfully submit that the transaction is not the type of transaction that Rule 13e-3 was intended to regulate.

The Bidders concur with the foregoing analysis.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2

2.	Please tell us why you need to qualify your disclosure “to the knowledge” of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response: We have revised the referenced paragraph in response to the Staff’s comment.

3.	Please disclose the percentage of the signing bonus that each Executive Officer will be required to invest in Parent’s affiliate and quantify the “certain additional equity interests” in such affiliate to be granted to the Executive Officers (page 6). Also, quantify the amount of the offer’s consideration relating to options that each Executive Officer will invest in Parent affiliate or provide a cross-reference to where such disclosure is included.

Response: We have revised the disclosure in response to the Staff’s comment.

Item 4. The Solicitation or Recommendation – Background, page 12

4.	Please revise this section to describe in additional detail any and all contacts between the various parties with respect to the new employment agreements for, and future consideration to be given to, the Executive Officers.

Mr. Duchovny

October 13, 2009

Response: We have included two additional paragraphs on page 18 of the Schedule 14D-9 in response to the Staff’s comment.

5.	Quantify the per share amount of Company C’s offer on September 9 and 11, 2009.

Response: We have revised the disclosures on page 16 and page 17 of the Schedule 14D-9 in response to the Staff’s comment.

6.	Refer to the third paragraph on page 17. Clarify how the current transaction’s price and structure were superior to Company C’s offer.

Response: We have revised the referenced paragraph in response to the Staff’s comment.

Item 5. Person/Assets Retained, Employed – page 28

7.	Please provide disclosure regarding the engagement of Longnecker and Associates. Refer to Item 1009(a) of Regulation M-A.

Response: We have added a new paragraph to Item 5 of the Schedule 14D-9 in response to the Staff’s comment.

In connection with the Schedule 14D-9 and the Comment Letter, Parallel acknowledges in a separate letter attached hereto that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact the undersigned at (214) 651-5587.

Very truly yours,

/s/ W. Scott Wallace
W. Scott Wallace
(214) 651-5587
Scott.Wallace@haynesboone.com

Mr. Duchovny

October 13, 2009

Attachment

cc:	Larry C. Oldham

Jeffrey G. Shrader

Thomas W. Ortloff